EXHIBIT 11

Matria Healthcare, Inc. and Subsidiaries
Computation of Earnings per Share
(Amounts in thousands, except per share amounts)
(Unaudited)

	Three Months Ended
	March 31,

	2003	2002

Basic:

Net earnings	$1,120	$1,618

Shares:
Weighted average number of common shares outstanding	10,079	8,969

Net earnings per common share	$0.11	$0.18

Diluted:

Net earnings	$1,120	$1,618

Shares:
Weighted average number of common shares outstanding	10,079	8.969
Shares issuable from assumed exercise of options	15	434

	10,094	9,403

Net earnings per common share	$0.11	$0.17